January 26, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20649

RE:	American Surgical Holdings, Inc.
Registration Statement on Form S-1
File No. 333-163925
Filed December 22, 2009

Dear Mr. Reynolds:

We represent American Surgical Holdings, Inc. (the “Company,” “we,” “us,” or “our”).  By letter dated January 14, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 originally filed on December 22, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General
1.  We note that you are registering the resale of shares underlying warrants issued on July 2, 2007.  Footnote six to your financial statements for the year-ended December 31, 2008 indicates that these warrants were re-priced.  Your existing disclosure, including your discussion of proceeds from exercise, selling security holders, and under Description of Securities to be Registered does not appear to have been updated to reflect the change in the warrant pricing.  Please revise the disclosure throughout your document to reflect this re-pricing, including its material terms and the purpose behind it.  Also, please add a risk factor addressing the impact which this revised exercise price may have on your share price.

RESPONSE: We have added a discussion of the repricing of the warrant throughout the Amended Form S-1.  We have also added a risk factor discussing the effect of the repricing on our current shareholders.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/Gregg E. Jaclin
       Gregg E. Jaclin